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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                           (NAME OF SUBJECT COMPANY)

                         ------------------------------

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                      (NAME OF FILING PERSON, THE ISSUER)

                         ------------------------------

           FIXED/ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B
                    LIQUIDATION PREFERENCE $50.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                  257661 30 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             DAVID M. BRODSKY, ESQ.
                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                             ELEVEN MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                                 (212)325-2000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                         ------------------------------

                                    COPY TO:
                              CLARE O'BRIEN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                   $184,135,000                                         $36,827.00

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $52.61 (the per share tender offer price plus accrued and unpaid dividends per share) by 3,500,000, the number of currently outstanding shares of Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, of Credit Suisse First Boston (USA), Inc. sought in the Offer.

**  Calculated as 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                           Filing Party: N/A
Form or Registration No.: N/A                                         Date Filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
Credit Suisse First Boston (USA), Inc., a Delaware corporation (the "Company") and a wholly owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation, and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland. This Schedule TO relates to the offer by the Company to purchase any and all outstanding shares of its Fixed/Adjustable Rate Cumulative Preferred Stock, Series B, liquidation preference $50.00 per share (the "Shares"), at a purchase price of $52.20 per Share, net to the seller in cash, plus accrued and unpaid dividends up to but not including the payment date, subject to the terms and conditions set forth in the Offer to Purchase dated October 30, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The consideration in the Offer to Purchase consists solely of cash. The Offer is not subject to any financing condition and is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of the Company are not material and are not required.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)               Offer to Purchase dated October 30, 2001.

(a)(1)(B)               Form of Letter of Transmittal.

(a)(1)(C)               Form of Notice of Guaranteed Delivery.

(a)(1)(D)               Form of Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.

(a)(2)                  None.

(a)(3)                  None.

(a)(4)                  None.

(a)(5)(A) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.

(a)(5)(B)               Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

(a)(5)(C)               Form of Press Release dated October 30, 2001.

(b)                     None.

(c)                     None.

(d)                     None.

(e)                     None.

(f)                     None.

(g)                     None.

(h)                     None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.
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    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2001

                                                       CREDIT SUISSE FIRST BOSTON (USA), INC.

                                                       By:
                                                            -----------------------------------------
                                                            D. Neil Radey
                                                            Managing Director

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                                 EXHIBIT INDEX

     EXHIBIT NO.
     -----------
(a)(1)(A)               Offer to Purchase dated October 30, 2001.

(a)(1)(B)               Form of Letter of Transmittal.

(a)(1)(C)               Form of Notice of Guaranteed Delivery.

(a)(1)(D)               Form of Guidelines for Certification of Taxpayer
                        Identification Number on Substitute Form W-9.

(a)(2)                  None.

(a)(3)                  None.

(a)(4)                  None.

(a)(5)(A) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.

(a)(5)(B)               Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees.

(a)(5)(C)               Form of Press Release dated October 30, 2001.